FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Medarex, Inc. (Last) (First) (Middle) 707 State Road (Street) Princeton, NJ 08540 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 12/09/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 22-2822175
4. Issuer Name andTicker or Trading Symbol

Northwest Biotherapeutics Inc
NWBT

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, $.001 par value	2,800,000	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Warrants (Right to Buy)	6/9/03 / 12/9/12	Common Stock / 400,000	$.22	D
Warrants (Right to Buy)	7/9/03 / 1/9/13	Common Stock / 200,000	(1)	D
Warrants (Right to Buy)	8/9/03 / 2/9/13	Common Stock / 200,000	(2)	D
Explanation of Responses:

(1) The Warrants will be issued to the Reporting Person on January 9, 2003. The exercise price of the Warrants will be determined based on the average of the opening and closing sales prices, as reported on the Nasdaq Stock Market, of the Issuer's common stock for the five (5) consecutive trading days immediately prior to January 9, 2003.

(2) The Warrants will be issued to the Reporting Person on February 9, 2003. The exercise price of the Warrants will be determined based on the average of the opening and closing sales prices, as reported on the Nasdaq Stock Market, of the Issuer's common stock for the five (5) consecutive trading days immediately prior to February 9, 2003.

By: /s/ Christian S. Schade, Senior Vice President and Chief Financial Officer 12/18/2002 ** Signature of Reporting Person Date SEC 1473 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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